As filed with the Securities and Exchange Commission on January 10, 2008

File No. 01-13409

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 10/A No. 5

(Post-Effective Amendment No. 3)

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

MIDAS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	36-4180556
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)

1300 Arlington Heights Road, Itasca, Illinois	60143
(Address of Principal Executive Offices)	(Zip Code)

(Registrant’s telephone number, including area code): (630) 438-3000

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class To Be so Registered	Name of Exchange on Which Each Class is to be Registered
Common stock, par value $0.001 per share	New York Stock Exchange
Preferred Stock Purchase Rights	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

ITEM 11.	DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

Item 11 is hereby amended and restated in its entirety as follows to reflect Midas’ adoption of a new rights plan:

DESCRIPTION OF CAPITAL STOCK OF MIDAS

THE FOLLOWING SUMMARY DESCRIPTION OF THE CAPITAL STOCK OF MIDAS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE CERTIFICATE OF INCORPORATION OF MIDAS (THE “CERTIFICATE OF INCORPORATION”) AND THE BY-LAWS OF MIDAS (THE “BY-LAWS”), WHICH ARE FILED AS EXHIBITS TO THIS REGISTRATION STATEMENT. SEE “AVAILABLE INFORMATION.”

Authorized Capital Stock

The authorized capital stock of Midas, Inc. (“Midas”) consists of 100,000,000 shares of common stock, par value $.001 per share (“Common Stock”), and 20,000,000 shares of preferred stock, par value $.001 per share (“Preferred Stock”).

Common Stock

Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders, including elections of directors, and except as otherwise required by law or as may be applicable to any series of Preferred Stock, the holders of Common Stock possess all voting power of Midas. Holders of Common Stock do not have cumulative voting rights in the election of directors and do not have preemptive, subscription, redemption, sinking fund or conversion rights. Subject to preferences that may be applicable to holders of any outstanding shares of Preferred Stock, holders of Common Stock are entitled to such dividends as may be declared by the Midas Board out of funds legally available therefore. Upon any liquidation, dissolution or winding-up of Midas, the assets legally available for distribution to shareholders are distributable ratably among the holders of Common Stock at that time outstanding, subject to prior distribution rights of creditors of Midas and to the preferential rights of any outstanding shares of Preferred Stock.

Preferred Stock

Under the Certificate of Incorporation, the Midas Board may authorize the issuance of Preferred Stock, in one or more series, and to determine, with respect to any such series, the designations, voting powers, preferences and rights of such series, and such qualifications, limitations or restrictions thereof, as the Midas Board shall determine. See “Certain Anti-takeover Effects of Certain Charter and By-Law Provisions, the Rights and Delaware Law--Certificate of Incorporation and By-Laws.” The Midas Board has designated a series of Preferred Stock in connection with the adoption of Midas’ Rights Agreement. See “Rights Agreements.”

Rights Agreements

The Midas Board has adopted a Rights Agreement (the “Rights Agreement”), dated December 7, 2007, and effective as of December 31, 2007, between Midas and National City Bank (the “Rights Agent”) providing that one Preferred Stock Purchase Right (a “Right”) will be associated with each share of Common Stock.

Each Right enables the registered holder to purchase from Midas one one-hundredth of a share of Series A Junior Participating Preferred Stock of Midas (a “Preferred Share”) at a price of $80 per one one-hundredth of a Preferred Share (the “Purchase Price”), subject to adjustment. The terms of the Rights are set forth in the Rights Agreement.

THE DESCRIPTION SET FORTH BELOW IS INTENDED AS A SUMMARY ONLY AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE RIGHTS AGREEMENT, WHICH IS INCORPORATED BY REFERENCE INTO THIS REGISTRATION STATEMENT.

Until the earlier to occur of (i) ten days following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 20% or more of the outstanding shares of Common Stock (an “Acquiring Person”) or (ii) ten business days following the commencement of a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of affiliated or associated persons of 20% or more of the outstanding shares of Common Stock (the earlier of (i) and (ii) being the “Rights Distribution Date”), the Rights will be evidenced by the certificates or book-entry credits representing such shares.

The Rights Agreement provides that, until the Rights Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights may be transferred only in connection with the transfer of shares of Common Stock, (ii) new common stock certificates issued upon transfer or new issuance of Common Stock will contain a notation incorporating the Rights Agreement by reference and (iii) the transfer of any outstanding shares of Common Stock will also constitute the transfer of the Rights associated therewith. As soon as practicable following the Rights Distribution Date, separate certificates or book-entry statements evidencing the Rights (“Rights Certificates”) will be mailed to holders of record of Common Stock as of the close of business on the Rights Distribution Date and such separate Rights Certificates or book-entry credits reflected on such statements alone will evidence the Rights.

The Rights are not exercisable until the Rights Distribution Date. The Rights expire on December 31, 2017 (the “Final Expiration Date”), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by Midas, in each case, as described below.

The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase the Preferred Shares at a price, or securities convertible into the Preferred Shares with a conversion price, less than the then-current market price per share of the Preferred Shares, or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness, cash (other than a regular quarterly cash dividend out of the earnings or retained earnings of Midas), assets (other than a dividend payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of Common Stock or a stock dividend on Common Stock payable in Common Stock or subdivisions, consolidations or combinations Common Stock occurring, in any such case, prior to the Rights Distribution Date.

Preferred Shares purchasable upon exercise of the Rights are not redeemable. Each Preferred Share is entitled to a minimum preferential quarterly dividend payment of $.01 per share but is entitled to an aggregate dividend of 100 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Preferred Shares are entitled to an aggregate payment of 100 times the payment made per share of Common Stock (with a minimum preferential payment of $100 per share). Each Preferred Share has 100 votes, voting together with the Common Stock. Finally, in the event of any consolidation, merger or other transaction in which shares of Common Stock are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per share of Common Stock. The Rights are protected by customary anti-dilution provisions.

Because of the nature of the dividend, liquidation and voting rights, the value of the one one-hundredth of a Preferred Share purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the exercise price of the Right. In the event that Midas is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group of affiliated or associated persons has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

At any time after any person or group of affiliated or associated persons becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock, the Midas Board may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-hundredth of a Preferred Share (or of a share of a class or series of Preferred Stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of Midas, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

In general, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors) at any time until the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such. Immediately upon the action of the Board of Directors authorizing any redemption, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

The terms of the Rights may be amended by the Midas Board without the consent of the holders of the Rights, including an amendment to change the 20% thresholds described above to be not less than 10% nor more than 20%, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of Midas, including, without limitation, the right to vote or to receive dividends.

CERTAIN ANTI-TAKEOVER EFFECTS OF CERTAIN CHARTER AND BY-LAW PROVISIONS, THE RIGHTS AND DELAWARE LAW

Certificate Of Incorporation And By-Laws

The Certificate of Incorporation and the By-Laws contain certain provisions that could make more difficult the acquisition of Midas by means of a tender offer, proxy contest or otherwise.

THE FOLLOWING SUMMARY DESCRIPTION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE CERTIFICATE OF INCORPORATION AND BY-LAWS OF MIDAS, WHICH ARE FILED AS EXHIBITS TO THIS REGISTRATION STATEMENT. SEE “AVAILABLE INFORMATION.”

CLASSIFIED BOARD OF DIRECTORS. The Certificate of Incorporation and By-Laws provide that the Midas Board shall be divided into three classes of directors, with the classes to be as nearly equal in number as possible. The classification of directors has the effect of making it more difficult for shareholders to change the composition of the Midas Board. At least two annual meetings of shareholders, instead of one, will generally be required to effect a change in a majority of the Midas Board. Such a delay may help ensure that the directors of Midas, if confronted by a holder attempting to force a proxy contest, a tender or exchange offer or an extraordinary corporate transaction, would have sufficient time to review the proposal as well as any available alternatives to the proposal and to act in what they believe to be the best interest of Midas. The classification provisions will apply to every election of directors, however, regardless of whether a change in the composition of the Midas Board would be beneficial to Midas and its shareholders and whether a majority of the shareholders of Midas believe that such a change would be desirable.

The classification provisions could also have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of Midas, even though such an attempt might be beneficial to Midas and its shareholders. The classification of the Midas Board could thus increase the likelihood that incumbent directors will retain their position.

NUMBER OF DIRECTORS; REMOVAL; FILLING VACANCIES. The Certificate of Incorporation provides that, subject to any rights of holders of Preferred Stock to elect additional directors under specific circumstances, the number of directors will be fixed in the manner provided in the By-Laws. The By-Laws provide that, subject to any rights of holders of Preferred Stock to elect directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by directors constituting a majority of the total number of directors that Midas would have if there were no vacancies on the Midas Board (the “Whole Board”), but must consist of not less than three directors. In addition, the By-Laws provide that, subject to any rights of holders of Preferred Stock, and unless the Midas Board otherwise determines, any vacancies, or newly created directorships, will be filled only by the affirmative vote of a majority of the remaining directors, though less than a quorum. Accordingly, absent an amendment to the By-Laws, the Midas Board could prevent any shareholder from enlarging the Midas Board and filling the new directorships created thereby with such shareholder’s own nominees.

Under the Delaware Law, unless otherwise provided in the Certificate of Incorporation, directors serving on a classified board may only be removed by the shareholders for cause. In addition, the Certificate of Incorporation and the By-Laws provide that directors may be removed only for cause and only upon the affirmative vote of holders of at least 80% of the voting power of the then outstanding shares of Voting Stock, voting together as a single class.

NO SHAREHOLDER ACTION BY WRITTEN CONSENT; LIMITATIONS ON CALL OF SPECIAL MEETINGS. The Certificate of Incorporation and the By-Laws provide that, subject to the rights of any holders of Preferred Stock to elect additional directors under specific circumstances, shareholder action can be taken only at an annual or special meeting of shareholders and prohibit shareholder action by written consent in lieu of a meeting. The By-Laws provide that, subject to the rights of holders of any series of Preferred Stock to elect additional directors under specific circumstances, special meetings of shareholders can be called only by the Midas Board pursuant to a resolution adopted by a majority of the Whole Board. Shareholders are not permitted to call a special meeting or to require that the Midas Board call a special meeting of shareholders. Moreover, the business permitted to be conducted at any special meeting of shareholders is limited to the business brought before the meeting pursuant to the notice of special meeting given by Midas.

The provisions of the Certificate of Incorporation and the By-Laws prohibiting shareholder action by written consent may have the effect of delaying consideration of a shareholder proposal until the next annual meeting unless a special meeting is called by a majority of the Whole Board. These provisions would also prevent the holders of a majority of the voting power of the Voting Stock from unilaterally using the written consent procedure to take shareholder action. Moreover, a shareholder could not force shareholder consideration of a proposal over the opposition of the Midas Board by calling a special meeting of shareholders prior to the time a majority of the Whole Board believes such consideration to be appropriate.

ADVANCE NOTICE PROVISIONS FOR SHAREHOLDER NOMINATIONS AND SHAREHOLDER PROPOSALS. The By-Laws establish an advance notice procedure for shareholders to make nominations of candidates for election as directors, or bring other business before an annual meeting of shareholders of Midas (the “Shareholder Notice Procedure”). The Shareholder Notice Procedure provides that only persons who are nominated by, or at the direction of, the Midas Board, or by a shareholder who has given timely written notice to the Secretary of Midas prior to the meeting at which directors are to be elected, will be eligible for election as directors of Midas. The Shareholder Notice Procedure also provides that at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, the Midas Board or by a shareholder who has given timely written notice to the Secretary of Midas of such shareholder’s intention to bring such business before such meeting.

Under the Shareholder Notice Procedure, notice of a shareholder nomination or other business to be brought before an annual meeting will be timely only if it is delivered to Midas not earlier than the close of business on the 90th calendar day nor later than the close of business on the 70th calendar day prior to the first anniversary of the preceding year’s annual meeting (except that if the date of the annual meeting is more than 30 calendar days before or more than 70 calendar days after such anniversary date, notice by the shareholder to be timely must be delivered to Midas not earlier than the close of business on the 90th calendar day prior to such annual meeting and not later than the close of business on the later of (i) the 70th calendar day prior to such annual meeting and (ii) the 10th calendar day after public announcement is first made by Midas of the date of such annual meeting). Notwithstanding the foregoing, in the event that the number of directors to be elected to the Midas Board is increased and there is no public announcement by Midas naming all of the nominees for directors or specifying the size of the increased Midas Board made by Midas at least 80 calendar days prior to the first anniversary of the preceding year’s annual meeting, a shareholder’s notice will be timely, but only with respect to nominees for any new positions created by such increase, if it is delivered to Midas not later than the close of business on the 10th calendar day after such public announcement is first made. Under the Shareholder Notice Procedure, notice of a shareholder nomination to be made at a special meeting at which directors are to be elected will be timely only if it is delivered to Midas not earlier than the close of business on the 90th calendar day prior to such special meeting and not later than the close of business on the later of (i) the 70th calendar day prior to such special meeting and (ii) the 10th calendar day after public announcement is first made by Midas of the date of such special meeting and of the nominees proposed by the Midas Board to be elected at such special meeting.

Under the Shareholder Notice Procedure, a shareholder’s notice proposing to nominate a person for election as a director must contain certain information including, without limitation, the identity and address of the nominating shareholder, the class and number of shares of Common Stock which are owned by such shareholder, and all information regarding the proposed nominee that would be required to be included in a proxy statement soliciting proxies for the proposed nominee. A shareholder’s notice relating to the conduct of business other than the nomination of directors must contain certain information about such business and about the proposing shareholders, including, without limitation, a brief description of the business the shareholder proposes to bring before the meeting, the reasons for conducting such business at such meeting, the name and address of such shareholder, the class and number of shares of Common Stock beneficially owned by such shareholder, and any material interest of such shareholder in the business so proposed. If the Chairman or other officer presiding at a meeting determines that a person was not nominated or other business was not brought before the meeting in accordance with the Shareholder Notice Procedure, such person will not be eligible for election as a director or such business will not be conducted at such meeting, as the case may be.

Although the By-Laws do not give the Midas Board any power to approve or disapprove shareholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to Midas and its shareholders.

PREFERRED STOCK. The Certificate of Incorporation authorizes the Midas Board to establish one or more series of Preferred Stock and to determine, with respect to any series of Preferred Stock, the terms and rights of such series, including (i) the designation of the series, (ii) the number of shares of the series, which number the Midas Board may thereafter (except where otherwise provided in the related Preferred Stock Designation) increase or decrease (but not below the number of shares thereof then outstanding), (iii) whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series, (iv) the dates at which dividends, if any, will be payable, (v) the redemption rights and price or prices, if any, for shares of the series, (vi) the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series, (vii) the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of Midas, (viii) whether the shares of the series will be convertible into shares of any other class or series, or any other security, of Midas or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion price or prices or rate or rates, any adjustments thereof, the date or dates as of which such shares shall be convertible and all other terms and conditions upon which such conversion may be made, (ix) restrictions on the issuance of shares of the same series or of any other class or series, and (x) the voting rights, if any, of the holders of such series.

The authorized shares of Preferred Stock, as well as shares of Common Stock, will be available for issuance without further action by the shareholders of Midas, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which Midas’ securities may be listed or traded. The New York Stock Exchange currently requires shareholder approval as a prerequisite to listing shares in several instances, including in certain situations where the present or potential issuance of shares could result in an increase in the number of shares of Common Stock or in the voting power outstanding of 20% or more.

Although the Midas Board has no intention at the present time of doing so, Midas could issue a series of Preferred Stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. The Midas Board will make any determination to issue such shares based on its judgment as to the best interests of Midas and its shareholders. The Midas Board, in so acting, could issue Preferred Stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of the Midas Board, including a tender offer or other transaction that some, or a majority, of Midas’ shareholders might believe to be in their best interests or in which shareholders might receive a premium for their stock over the then-current market price of such stock.

RIGHTS TO PURCHASE SECURITIES AND OTHER PROPERTY. The Certificate of Incorporation authorizes the Midas Board to create and issue rights entitling the holders thereof to purchase from Midas shares of stock or other securities of Midas or any other corporation. The times at which and terms upon which such rights are to be issued would be determined by the Midas Board and set forth in the contracts or other instruments that evidence such rights. The authority of the Midas Board with respect to such rights includes, but is not limited to, determination of (i) the initial purchase price per share or other unit of the stock or other securities or property to be purchased upon exercise of such rights, (ii) provisions relating to the times at which and the circumstances under which such rights may be exercised or sold or otherwise transferred, either together with or separately from any other stock or other securities of Midas, (iii) provisions that adjust the number or exercise price of such rights or amount or nature of the stock or other securities or property receivable upon exercise of such rights in the event of a combination, split or recapitalization of any stock of Midas, a change in ownership of Midas’ stock or other securities or a reorganization, merger, consolidation, sale of assets or other occurrence relating to Midas or any stock of Midas, and provisions restricting the ability of Midas to enter into any such transaction absent an assumption by the other party or parties thereto of the obligations of Midas under such rights, (iv) provisions that deny the holder of a specified percentage of the outstanding stock or other securities of Midas the right to exercise such rights and/or cause such rights held by such holder to become void, (v) provisions that permit Midas to redeem or exchange such rights, and (vi) the appointment of the rights agent with respect to such rights. This provision is intended to confirm the Midas Board authority to issue rights to purchase shares of stock or other securities of such Company or any other corporation. See “Description of Capital Stock of Midas—Rights Agreements.”

AMENDMENT OF CERTAIN PROVISIONS IN THE CERTIFICATE OF INCORPORATION AND BY-LAWS. Under Delaware Law, the shareholders of a corporation have the right to adopt, amend or repeal the by-laws and, with the approval of the board of directors, the certificate of incorporation of a corporation. In addition, under Delaware Law if the certificate of incorporation so provides, the by-laws may be adopted, amended or repealed by the board of directors. The Certificate of Incorporation provides that the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of Voting Stock, voting together as a single class, is required to amend provisions of the Certificate of Incorporation relating to: the prohibition of shareholder action without a meeting; the number, election and term of directors; the removal of directors; the issuance of rights; and the adoption, amendment or repeal of the By-Laws by the board of directors or by the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of Voting Stock, voting together as a single class. The vote of the holders of a majority of the voting power of the outstanding shares of Voting Stock is required to amend all other provisions of the Certificate of Incorporation. The Certificate of Incorporation further provides that the By-Laws may be amended by the Midas Board or by the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of Voting Stock, voting together as a single class. These 80% voting requirements will have the effect of making more difficult any amendment by shareholders of the By-Laws or of any of the provisions of the Certificate of Incorporation described above, even if a majority of the shareholders of Midas believe that such amendment would be in their best interests.

OTHER PROVISIONS. The Certificate of Incorporation expressly authorizes the Midas Board to take such action as it may determine to be reasonably necessary or desirable to encourage any person or entity to enter into negotiations with the Midas Board and management of Midas respecting any transaction which may result in a change in control of Midas, and to contest or oppose any such transaction which the Midas Board determines to be unfair, abusive or otherwise undesirable to Midas, its businesses or shareholders. In this connection, the Certificate of Incorporation specifically permits the Midas Board to adopt plans or to issue securities of Midas (including Common Stock or Preferred Stock, rights or debt securities), which securities may be exchangeable or convertible into cash or other securities on such terms as the Midas Board determines and may provide for differential and unequal treatment of different holders or classes of holders. The existence of this authority or the actions which may be taken by the Midas Board pursuant thereto may deter potential acquirers from proposing unsolicited transactions not approved by the Midas Board and might enable the Midas Board to hinder or frustrate such a transaction if proposed. These provisions are included in the Certificate of Incorporation to confirm and support the authority of the Midas Board to take the various actions authorized thereby. The Certificate of Incorporation is also designed to enable the Midas Board to utilize such other tactics or mechanisms as are developed in the future to carry out the general authorization set forth therein.

The Rights

The Rights will have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire Midas on terms not approved by the Midas Board. The Rights should not interfere with any merger or other business combination approved by the Midas Board.

Delaware Law

Section 203 of the Delaware Law provides that, subject to certain exceptions specified therein, a corporation shall not engage in any business combination with any interested stockholder for a three-year period following the date that such stockholder becomes an interested stockholder unless (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares); or (iii) on or subsequent to such date, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. Except as specified in Section 203 of the Delaware Law, an ‘interested stockholder” is defined to include (x) any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation, at any time within three years immediately prior to the relevant date and (y) the affiliates and associates of any such person.

Under certain circumstances, Section 203 of the Delaware Law makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period, although the stockholders may elect to exclude a corporation from the restrictions imposed thereunder. The Certificate of Incorporation does not exclude Midas from the restrictions imposed under Section 203 of the Delaware Law. The provisions of Section 203 of the Delaware Law may encourage companies interested in acquiring Midas to negotiate in advance with the Midas Board, since the stockholder approval requirement would be avoided if a majority of the directors then in office approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder.

ITEM 15.	FINANCIAL STATEMENTS AND EXHIBITS

(b) Exhibits

Exhibit No.	Description

3(i).1	Certificate of Incorporation.**

3(i).2	Certificate of Amendment of the Certificate of Incorporation, dated December 30, 1997.**

3(ii)	By-Laws (as amended December 31, 1997) (incorporated by reference to Exhibit 4.4 to Midas, Inc. Registration Statement on Form S-8 relating to its Retirement Savings Plans (Registration No. 333-44625) (the “RSP Form S-8”)).

4.1	Amended Certificate of Designation of Series A Junior Participating Preferred Stock (incorporated by reference to Exhibit 1.1 to Form 8-A filed December 11, 2007 (File no. 001-13409) (the “Form 8-A”).

4.2	Rights Agreement, dated as of December 7, 2007, between Midas, Inc. and National City Bank as rights agent (incorporated by reference to Exhibit 1.1 to the Form 8-A)).

4.4	Warrant Agreement, dated as of March 27, 2003, by and among Midas, Inc. and the Warrant Holders named therein (incorporated by reference to Exhibit 4.21 to the Midas, Inc. Annual Report on Form 10-K for the annual period ended December 28, 2002).

10.1	Distribution and Indemnity Agreement dated as of December 31, 1997 among Midas, Inc., Midas International Corporation and Whitman Corporation (incorporated by reference to Exhibit 2.1 to Midas, Inc. Current Report on Form 8-K dated January 30, 1998 (the “Form 8-K”)).

10.2	Tax Sharing Agreement dated as of December 31, 1997 among Midas, Inc., Midas International Corporation and Whitman Corporation (incorporated by reference to Exhibit 2.2 to the Form 8-K).

10.9	Credit Agreement, dated as of October 27, 2005, among Midas International Corporation and JP Morgan Chase Bank, N.A. as Administrative Agent, National City Bank of the Midwest, as Syndication Agent, and LaSalle Bank National Association, as Documentation Agent (incorporated by reference to Exhibit to 4.30 to the Midas, Inc. Quarterly Report on Form 10-Q for the quarterly period ended October 1, 2005).

10.10*	Amended and Restated Midas, Inc. Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to Midas, Inc. Current Report on Form 8-K filed on November 17, 2005).

10.11*	Form of Option Agreement for options issued under either the Stock Incentive Plan, the Treasury Stock Plan, or outside of the Stock Incentive Plan and Treasury Stock Plan (incorporated by reference to Exhibit 10.11 to Midas, Inc. Annual Report on Form 10-K for the annual period ended December 31, 2005).

10.12*	Form of Restricted Stock Award (incorporated by reference to Exhibit 10.5 to the Midas, Inc. Annual Report on Form 10-K for the year ended December 20, 1997 (File No. 01-13409)).

10.13*	Form of Change in Control Agreement (incorporated by reference to Exhibit 10.5 to the Midas, Inc.’s Registration Statement on Form 10/A No.1 (Commission File No. 01-13409)).

10.14*	Form of Restricted Stock Agreement and promissory note (incorporated by reference to Exhibit 10.8 to the Midas, Inc. Annual Report on Form 10-K for the year ended December 26, 1998).

10.16*	Form of Change in Control Agreement for executive officers participating in Midas, Inc Executive Stock Ownership Program (Mr. Warzecha) (incorporated by reference to Exhibit 10.11 to the Midas, Inc. Annual Report on Form 10-K for the year ended December 29, 2001).

10.18*	Form of Retention Agreement with certain executive officers (Messrs. Guzik, Warzecha and Marr) (incorporated by reference to Exhibit 10.16 to the Midas, Inc. Quarterly Report on Form 10-Q for the quarterly period ended September 28, 2002).

10.19*	Option Agreement with Non-Executive Chairman of the Board of Directors (incorporated by reference to Exhibit 10.17 to the Midas, Inc. Annual Report on Form 10-K for the annual period ended December 28, 2002).

10.20*	Restricted Stock Award Agreement with Non-Executive Chairman of the Board of Directors (incorporated by reference to Exhibit 10.18 to the Midas, Inc. Annual Report on Form 10-K for the annual period ended December 28, 2002).

10.21*	Employment Confirmation Letter with President and Chief Executive Officer (incorporated by reference to Exhibit 10.19 to the Midas, Inc. Annual Report on Form 10-K for the annual period ended December 28, 2002).

10.22*	Option Agreement with President and Chief Executive Officer (incorporated by reference to Exhibit 10.20 to the Midas, Inc. Annual Report on Form 10-K for the annual period ended December 28, 2002).

10.23*	Restricted Stock Award Agreement with President and Chief Executive Officer (incorporated by reference to Exhibit 10.21 to the Midas, Inc. Annual Report on Form 10-K for the annual period ended December 28, 2002).

10.24*	Treasury Stock Plan (incorporated by reference to Exhibit 4.6 to Midas, Inc. Registration Statement on Form S-8 relating to its Treasury Stock Plan (Registration No. 333-89226).

10.25*	Directors’ Deferred Compensation Plan (incorporated by reference to Exhibit 4.6 to Midas, Inc. Registration Statement on Form S-8 relating to its Directors’ Deferred Compensation Plan (Registration No. 333-101559)).

10.27	Amendment to Agreement for Strategic Alliance and License Agreement dated as of March 14, 2003, by and between Midas International Corporation and Magneti Marelli Services S.p.A., which amends the Agreement for Strategic Alliance and License Agreement dated as of October 1, 1998, between Midas International Corporation and Magneti Marelli S.p.A. (incorporated by reference to Exhibit 10.25 to the Midas, Inc. Quarterly Report on Form 10-Q for the quarterly period ended September 27, 2003).

10.28	Second Amendment to Agreement for Strategic Alliance and License Agreement, dated as of July 28, 2004, by and between Midas International Corporation and Magneti Marelli Services S.p.A. (incorporated by reference to Exhibit to 10.26 to the Midas, Inc. Quarterly Report on Form 10-Q for the quarterly period ended October 2, 2004).

10.29	Third Amendment to Agreement for Strategic Alliance and License Agreement, dated as of September 29, 2004, by and between Midas International Corporation and Magneti Marelli Services S.p.A. (incorporated by reference to Exhibit to 10.27 to the Midas, Inc. Quarterly Report on Form 10-Q for the quarterly period ended October 2, 2004).

10.30	Agreement, dated as of September 29, 2004, by and between Midas International Corporation and Norauto S.A. relating to Agreement for Strategic Alliance between Midas International Corporation and Magneti Marelli Services S.p.A., as amended (incorporated by reference to Exhibit to 10.28 to the Midas, Inc. Quarterly Report on Form 10-Q for the quarterly period ended October 2, 2004).

10.31*	Form of Restricted Stock Award Agreement for Restricted Stock Awards granted under the Stock Incentive Plan commencing in 2004 (incorporated by reference to Exhibit 10.29 to the Midas, Inc. Annual Report on Form 10-K for the annual period ended January 1, 2005).

10.32*	Form of Option Agreement for Supplemental Stock Options granted to certain executive officers (Mr. Feldman) under the Stock Incentive Plan commencing in 2004 (incorporated by reference to Exhibit 10.30 to the Midas, Inc. Annual Report on Form 10-K for the annual period ended January 1, 2005).

10.33*	Form of Restricted Stock Award Agreement for Supplemental Restricted Stock Awards granted to certain executive officers (Messrs. Dow, Guzik and Warzecha) under the Stock Incentive Plan commencing in 2004 (incorporated by reference to Exhibit 10.31 to the Midas, Inc. Annual Report on Form 10-K for the annual period ended January 1, 2005).

10.34*	Employment Confirmation Letter with Senior Vice President and Chief Marketing Officer (incorporated by reference to Exhibit 10.32 to the Midas, Inc. Annual Report on Form 10-K for the annual period ended January 1, 2005).

10.35*	Description of 2007 Incentive Compensation Plan (incorporated by reference to Exhibit 10.35 to the Midas, Inc. Annual Report on Form 10-K for the year ended December 30, 2006 (the “Form 10-K”)).

10.36*	Summary of Employment Arrangements with Named Executive Officers (Messrs. Feldman, Guzik, Warzecha, and Dow) (incorporated by reference to Exhibit 10.34 to the Midas, Inc. Annual Report on Form 10-K for the annual period ended January 1, 2005).

10.37*	Summary of Directors Compensation (incorporated by reference to Exhibit 10.35 to the Midas, Inc. Annual Report on Form 10-K for the annual period ended January 1, 2005).

10.41*	Form of Restricted Stock Award Agreement for Restricted Stock Awards granted under the Treasury Stock Plan commencing in 2005 (incorporated by reference to Exhibit to 10.39 to the Midas, Inc. Quarterly Report on Form 10-Q for the quarterly period ended July 2, 2005).

10.43	First Amendment to Credit Agreement dated as of October 27, 2005, among Midas International Corporation and JP Morgan Chase Bank, N.A. as Administrative Agent, National City Bank of the Midwest, as Syndication Agent, and LaSalle Bank National Association, as Documentation Agent (incorporated by reference to the Midas, Inc. Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006).

10.44	Second Amendment to Credit Agreement dated as of October 27, 2005, among Midas International Corporation and JP Morgan Chase Bank, N.A. as Administrative Agent, National City Bank of the Midwest, as Syndication Agent, and LaSalle Bank National Association, as Documentation Agent (incorporated by reference to Exhibit 10.44 to the Form 10-K).

21	Subsidiaries of Midas, Inc. (incorporated by reference to Exhibit 21 to the Form 10-K).

*	Management Compensatory Plan or Contract

**	Previously filed herewith.

+	Certain information in this exhibit has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request under rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement on Form 10/A No. 5 to be signed on its behalf by the undersigned, thereunto duly authorized.

MIDAS, INC.

By:	/s/ William M. Guzik
	Name:	William M. Guzik
	Title:	Executive Vice President and Chief Financial Officer

Date: January 10, 2008

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